                                                                DAVID M. ROBINSON
                                                                Chief Compliance Officer

                                     April 19, 2013

Securities and Exchange Commission
Attn:  Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) – 485APOS File Nos. 333-59185; 811-08873

Mr. Oh:

On behalf of the Fund, this letter is in response to the comments you relayed to Jennifer Wheeler during your telephone conversation of April 17, 2013 regarding the Fund’s April 8, 2013 485(a) filing on Form N-1A.

Attached to this letter are the pages of the Fund’s Prospectus and Statement of Additional Information that were revised in response to your comments.

Please call me at 405.523.5869 or Ms. Wheeler at 405.552.2273 should you need additional information.

Thank you very much for your consideration.

Sincerely,

/S/David M. Robinson

David M. Robinson

cc:           David R. Carpenter
Jennifer Wheeler

AMERICAN FIDELITY
DUAL STRATEGY FUND, INC.®

A dual strategy of investing in value and
growth stocks for long-term capital appreciation

PROSPECTUS May 1, 2013
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Risk/Return Summary	1
Investment Objectives/Goals	1
Fees and Expenses of the Fund	1
Investment Strategy, Risks and Performance	1
Investment Advisors and Portfolio Managers	4
Purchase and Sale of Fund Shares	4
Tax Information	4
Payments to Broker-Dealers and Other Financial Intermediaries	4
Investment Goals and Strategies	5
Principal Risks of Investment	6
Portfolio Management	8
Fund Operations
Buying and Selling Shares
Redemption of Shares
Pricing Shares
Frequent Purchases and Redemptions
Distributions and Taxes
Dividends and Other Distributions
Tax Information
Legal Proceedings
Financial Highlights
For More Information

RISK/RETURN SUMMARY

Investment Objectives/Goals

The primary investment goal of the American Fidelity Dual Strategy Fund (the “Fund”) is long-term capital growth.  The Fund’s secondary investment goal is to generate current income.

Fees and Expenses of the Fund

The information below reflects the fees and expenses that the Fund incurs.  The Fund’s fees and expenses will impact your investment.  Because you may only invest indirectly in the Fund either by purchasing a variable annuity contract issued by a separate account or by participating in a contract available through your employer’s retirement plan, your investment may also be impacted by fees imposed by the separate account.  The following information does not include fees and expenses that you may incur at the separate account level.  If fees and expenses incurred at the separate account level were included, your costs would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Total Annual Fund Operating Expenses	0.50%

Example

This Example is intended to help you compare the cost of investing in the Dual Strategy Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Dual Strategy Fund for the time periods indicated and that your investment has a 5% return each year.  The Example also assumes that the Fund’s operating expenses remain the same.  Because the Fund does not charge you a fee when you redeem shares, the costs shown below would remain the same regardless of whether or not you redeemed your shares at the end of each period.  Although your actual costs may be higher or lower than the costs in the Example, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$279	$627

This Example does not include fees and expenses that you may incur at the separate account level. If fees and expenses incurred at the separate account level were included, your costs would be higher.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 66.24% of the average value of its portfolio.

Investment Strategy, Risks and Performance

Principal Investment Strategy

The Fund has a “dual investment strategy” and invests primarily in common stocks of U.S. companies, the majority of which are income producing.  The Fund also may invest in American Depository Receipts, which represent shares of stock of foreign companies.

The Fund has four sub-advisors that independently manage a portion of the Fund’s portfolio using different investment strategies.  The approach of two of the sub-advisors (Boston Advisors, LLC and The Renaissance Group LLC) is growth oriented and generally focuses on purchasing stock of companies that exhibit above average earnings and capital growth.  The other two sub-advisors (Beck, Mack & Oliver LLC and WEDGE Capital Management L.L.P.) are “value” sub-advisors, generally focusing on undervalued equity securities with large capitalizations.

To facilitate the Fund achieving its investment objectives, the Fund retains sub-advisors with different principal investment strategies.  Each of the Fund’s sub-advisors follows its own particular strategy with regard to the portion of the Fund’s assets under its management, as described below.  In addition, the sub-advisors are contractually obligated to adhere to the Fund’s fundamental and non-fundamental investment policies.

Growth Sub-Advisors

Boston Advisors, LLC’s (“Boston Advisors”) primary objective is to generate growth of capital, and it invests in stocks of companies with a market capitalization of greater than $1 billion and earnings expected to grow faster than the market average.  Boston Advisors uses a proprietary process to compare and rank companies, with the primary objective of generating growth of capital.

The Renaissance Group LLC (“Renaissance”) focuses on stocks that have and are expected to continue experiencing above average earnings growth.   Using the Renaissance financial models, Renaissance’s buy discipline requires (1) an analysis of the profitability and financial strength of a company, (2) scoring and ranking of other factors, and (3) overall assessment of the company and its opportunity for growth.  Renaissance’s sell discipline is a function of its quantitative scoring and ranking process, and any security falling below the 40th percentile is sold in favor of a more highly ranked security chosen from the top 20th percentile of the strategy’s universe.

Value Sub-Advisors

Beck Mack &Oliver LLC (“BM&O”) relies primarily on fundamental analysis of prospective companies to identify companies that, in its judgment, are undervalued, financially strong and possess high quality assets and above average appreciation potential.  In this manner, BM&O aims to purchase portfolio securities at low price levels relative to earnings and valuations.

WEDGE Capital Management L.L.P. (“WEDGE”) employs a series of models to analyze the largest 1,000 companies traded in the U.S. and identify undervalued stocks that are beginning to show visible signs of life.  All buy, hold and sell decisions are reviewed for accuracy of data and current developments that might alter the quantitative analysis, but WEDGE will not over-ride the model with subjective judgment.

Principal Risks of Investing

Depending on changes in the value of the Fund’s investments, the Fund’s shares will rise and fall in value, affecting the Fund’s total return to investors.   You may lose money on your investment in the Fund .  Below is a summary of the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value and total return.

The Fund’s stock holdings may decline in value because of changes in price of a particular stock or a broad stock market decline.  The value of a security may decline, and common stocks in general are subject to the risk of an issuer liquidating or declaring bankruptcy.  Additionally, different types of stocks (such as growth stocks and value stocks) may shift in and out of favor, depending on market and economic conditions.  The Fund’s “dual strategy” approach may potentially limit the downside risk of the Fund, but it may also produce more modest gains over the long run than a single investment strategy would.

The Fund’s success depends on the success of its portfolio holdings.  There is a risk that a stock selected for its growth potential will not perform as expected and its price will decline or not increase.  Likewise, a value stock may never reach its perceived full value or it may not have been undervalued when purchased, and large company value stocks may react more slowly to change than small cap stocks.  Additionally, if earnings of companies in which the Fund invests are not achieved, and dividends are reduced or discontinued, it will negatively impact the ability of the Fund’s equity securities to generate income.

Risk/Return Bar Chart and Table

The bar chart below shows how the Fund’s performance has varied from year to year over a ten-year period.  This information illustrates the variability of the Fund’s returns and provides some indication of the risks of investing in the Fund.  The Average Annual Total Returns table shows the Fund’s performance over time compared with that of the Standard and Poor’s 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices, and the Russell 1000® Index, another widely recognized common stock index.

_________________________________________________
Average Annual Total Returns as of December 31, 2012
1 Year                   5 Years                 10 Years
_________________________________________________

Fund                      16.38%                   1.20%                   6.06%
S&P 500                16.00%                   1.66%                   7.10%
Russell 1000®       16.42%                   1.92%             7.52%

Please note that the performance information presented here does not reflect insurance, sales, administrative or other charges at the separate account level.  Performance would be lower if charges assessed by participating separate accounts were reflected.  Additionally, although the performance information on this page may help you evaluate the Fund’s risks and potential rewards, the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Current performance may be lower or higher than the performance presented here.  Performance data current to the most recent month-end and quarter-end may be obtained at 1.800.662.1106 or at www.americanfidelity.com.

Highest Quarterly Return:	15.24%, 3rd Quarter 2009	Lowest Quarterly Return:	-22.74%, 4th Quarter 2008

Investment Advisors and Portfolio Managers

American Fidelity Assurance Company is the Fund’s investment advisor, and the Fund’s current sub-advisors are Beck, Mack & Oliver LLC (“BM&O”), Boston Advisors, LLC (“Boston Advisors”), The Renaissance Group LLC (“Renaissance”), and WEDGE Capital Management L.L.P. (“WEDGE”).  The following table contains information about the Sub-Advisors’ portfolio managers, who are primarily responsible for the day-to-day management of the Fund’s portfolio (each, a “Portfolio Manager”):

Sub-Advisor	Portfolio Manager	Title	Length of Service with Sub-Advisor
BM&O	Zachary Wydra	Partner/Portfolio Manager	8 years
Boston Advisors	Michael J. Vogelzang, CFA Douglas Riley, CFA	President and CIO Vice President and Portfolio Manager	16 years 11 years
Renaissance	Michael E. Schroer	Managing Partner and Chief Investment Officer	29 years
WEDGE	Andrei Bolshakov, CFA John Norman Richard Wells	Director of Quantitative Research and General Partner Portfolio Manager and General Partner Portfolio Manager and Executive Vice President	6 years 8 years 1 year

Purchase and Sale of Fund Shares

Only separate accounts of insurance companies may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account or by participating in a contract available through your employer’s retirement plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account through which you invest.

Tax Information

Because the Fund’s shareholders are the separate accounts of one or more insurance companies through which you purchased your variable annuity contract, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company.  Accordingly, no discussion is included about the federal personal income tax consequences to you, the policyholder.  For this information, you should consult the prospectus of the appropriate separate account and read the discussion of the federal income tax consequences to variable annuity contract owners.

Payments to Broker-Dealers and Other Financial Intermediaries

American Fidelity Securities, Inc. (“AFS”) is the broker-dealer for the separate accounts that offer the Fund as an investment option.  The separate accounts pay a fee to AFS for its services as broker-dealer.  These payments may create a conflict of interest by influencing the broker-dealer and your salesperson to recommend the Fund over another investment.  Ask your salesperson for more information.

INVESTMENT GOALS AND PRINCIPAL STRATEGIES

General

Dual Strategy Fund’s primary investment goal is long-term growth of capital.  Its secondary investment goal is to generate current income.  To pursue these goals, the Fund invests in a diversified portfolio of common stocks, the majority of which are income producing .  The Fund may also invest in American Depository Receipts, which represent shares of stock of foreign companies.  American Depository Receipts generally are securities issued by a U.S. bank to U.S. buyers as a substitute for direct ownership of a foreign security and are traded in the U.S. markets.  The Fund may take temporary defensive positions inconsistent with its investment goals in response to adverse market, economic or political conditions.  During these times, the Fund may not achieve its investment goals.

The Fund’s four sub-advisors manage the Fund’s securities portfolio.  Each sub-advisor has a different principal investment strategy, but the Fund deliberately selected two sub-advisors who are growth oriented and two sub-advisors who are value oriented.  Generally, the Fund’s assets are reallocated equally between the growth oriented and value oriented sub-advisors at the beginning of each year, and cash received by the Fund, less amounts used to pay withdrawals and expenses, is allocated equally between the growth oriented and value oriented sub-advisors throughout the year.  A description of the Fund’s policies and procedures with respect to the disclosure of the securities held by the Fund is available in the Fund’s Statement of Additional Information, which is available upon request.

“Manager of Managers” Structure

The Fund’s investment advisor, American Fidelity Assurance Company (“AFA” or “the Advisor”), allocates portions of the Fund’s assets to different sub-advisors that have distinct investment styles.  The Fund and the Advisor have obtained approval of the Fund’s shareholders and an exemptive order from the SEC allowing the Fund and Advisor to operate under a “manager of managers” structure.  The “manager of managers” structure allows the Advisor, with the approval of the Fund’s Board of Directors but without shareholder approval, to (1) terminate the Fund’s sub-advisors, (2) hire new, unaffiliated sub-advisors and (3) materially amend the terms of the Fund’s sub-advisory agreements.  This “manager of managers” structure has been employed by the Fund because it gives the Fund’s Board increased flexibility and eliminates the expense associated with soliciting proxies and holding shareholders’ meetings to get shareholder approval of new, unaffiliated sub-advisors.  The Advisor has ultimate responsibility (subject to oversight by the Fund’s Board) to oversee the sub-advisors and recommend their hiring, termination and replacement.  In addition, the exemptive order received from the SEC exempts the Fund from the requirement that it disclose separately the fees that the Advisor, as fiduciary for the Fund, pays to each sub-advisor.  Instead, the exemptive order permits the Fund to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to the Advisor and any affiliated sub-advisors; and (ii) the aggregate fees paid to sub-advisors other than affiliated sub-advisors.  If the Fund employs an affiliated sub-advisor, the Fund will provide separate disclosure of any fees paid to the affiliated sub-advisor.

Sub-Advisors’ Strategies

The general investment policies of the Fund’s sub-advisors are set forth below.  At times, a sub-advisor may determine that pursuing its investment strategy is inconsistent with the best interests of the Fund’s shareholders as a result of current market and economic conditions.  In this case, for temporary defensive purposes, the Fund may invest its assets in securities that are a direct obligation or guaranteed by the United States government and bonds, notes or other evidence of indebtedness, issued publicly, or privately, of a type customarily purchased for investment by institutional investors.

Beck, Mack & Oliver LLC

Beck, Mack & Oliver LLC (“BM&O”) will rely primarily on fundamental analysis of prospective companies to identify those that, in its judgment, are undervalued, financially strong and possess high quality assets and above average appreciation potential.  BM&O uses fundamental analysis to identify sectors, industries and companies that it believes are selling at a discount to its estimate of intrinsic value, measuring the anticipated appreciation potential of the companies’ securities against existing market prices.  BM&O aims to purchase portfolio securities at low price levels relative to earnings and valuations.  BM&O’s success has been the result of a highly disciplined process that has been employed since the founding of the firm.  The portfolio management team carefully analyzes and discusses each investment in a consensus-driven process.  This decision-making process incorporates an average 28 years of industry experience per investment professional .  BM&O’s goal is to create a portfolio of securities that provide diversification to mitigate risk and generate meaningful gains over time.  BM&O’s intensive research effort helps it identify stocks that it expects will perform well over a full market cycle.  Managing risk is fundamental to BM&O’s investment approach and plays a key role in preserving capital in adverse market environments.

Boston Advisors, LLC

Boston Advisors, LLC manages a large capitalization growth equity portfolio, investing in stocks of companies with a market capitalization of greater than $1 billion and earnings expected to grow faster than the market average.  The manager’s primary objective is to generate growth of capital.   Stocks are selected through a proprietary process which incorporates disciplined quantitative metrics, comparing companies against each other and ranking them according to attractiveness.  At the completion of the ranking process, fundamental stock selection techniques are applied to the most attractive quintile of universe – including the firm’s REP process:  Rank, Environment and Price.  The first step in the process is to understand why a given rank on a company has changed relative to its peer group.  Second, to understand the environment in which the company is operating – including products, earnings drivers, competitive positioning, and management among others – and identify those stocks that show the best combination of quantitative and fundamental attractiveness.  Third, price analysis is used to gauge market sentiment and time entry and exit points (buys and/or sales) of individual stocks.  Sophisticated measures of portfolio risk are incorporated into the management and oversight of the process, including contribution to risk (both total and active), factor exposure relative to the benchmark (Russell Large Cap Growth Index) and value at risk.  The Large Cap Growth portfolio is managed by a lead portfolio manager who takes primary responsibility for stock selection and portfolio construction, working with the full investment committee on portfolio strategy, product oversight and quality assurance.

The Renaissance Group LLC

The Renaissance Group LLC (“Renaissance”) focuses on stocks that have and are expected to continue experiencing above average earnings growth.  Renaissance renders continuous investment management services in a discretionary manner based on financial models developed by the firm.  Renaissance currently offers various investment strategies, each of which may be customized to meet a client’s specific objectives or constraints.  The buy discipline follows three distinct steps:  (1) An analysis of the profitability and financial strength of a company; (2) Scoring and ranking of other factors; and (3) Overall assessment of the company and their opportunities for growth.  The sell discipline is a function of the quantitative scoring and ranking process.  Any security falling below the 40th percentile is sold in favor of a more highly ranked security chosen from the top 20th percentile of the strategy’s universe.

WEDGE Capital Management L.L.P.

WEDGE Capital Management L.L.P. (“WEDGE”) employs a series of models to analyze the largest 1,000 companies traded in the U.S. and identify undervalued stocks that are beginning to show visible signs of life.  The models derive from the firm’s extensive experience as an investment manager, a wide range of academic and industry findings, and intensive testing prior to their implementation.  By using models, the decisions to buy, hold or sell stocks are unemotional in nature.  WEDGE employs unique factors to each sector, recognizing that the factors that are most productive in selecting undervalued stocks vary from one sector to another.  All buy, hold and sell decisions determined by the model are reviewed by WEDGE’s analytical staff with a primary focus on the accuracy of the data and any current developments that might alter the quantitative analysis.  WEDGE will not, however, over-ride the model with subjective judgment.

Principal Risks of Investment

Although stocks have a history of long-term growth, they fluctuate in price.  Prices go up or down based on changes in a company’s financial condition and results of operations as well as factors related to the economy; such fluctuations can be pronounced.  Changes in the value of the Fund’s investments will result in changes in the value of the Fund’s shares, thus affecting the Fund’s total return to investors.  You could lose money on your investment in the Fund.

Stock Market/Equity.  The Fund invests in stocks that are traded on stock markets.  The Fund’s stock holdings may decline in value because of changes in price of a particular stock or a broad stock market decline. These fluctuations could be a drastic movement or a sustained trend.  The value of a security may decline for a number of reasons which directly relate to the issuer of a security, such as management performance, financial leverage and reduced demand for the issuer's goods or services. Common stocks in general are subject to the risk of an issuer liquidating or declaring bankruptcy, in which case the claims of owners of the issuer's debt securities and preferred stock take precedence over the claims of common stockholders.

American Depository Receipts.  The Fund may invest in American Depository Receipts (“ADRs”), which generally are securities issued by a U.S. bank to U.S. buyers as a substitute for direct ownership of a foreign security.  ADRs are traded in the U.S. markets and are denominated in U.S. dollars, but they are subject to risks associated with direct investments in foreign securities because the values of ADRs depend on the performance of the non-dollar denominated underlying foreign securities.  As a result, any investment by the Fund in ADRs is subject to currency, political, economic and social risks that are not usually associated with common stocks of U.S. companies.

Dual Strategy and Market Cycles.  Different types of stocks (such as growth stocks and value stocks) may shift in and out of favor depending on market and economic conditions.  As a result, the performance of the growth-stock portion of the Fund’s portfolio may be higher or lower than the value-stock portion of the Fund’s portfolio and vice versa.  The Fund’s dual strategy may potentially limit the downside risk of the Fund, but it may also produce more modest gains over the long run than a single investment strategy would.

Growth Stocks.  There is a risk that a stock selected for its growth potential will not perform as expected and its price will decline or will not increase.

Value Stocks.  A value stock may never reach what the value sub-advisors believe is its full value, or it may not have been undervalued when purchased.  Large company value stocks tend to be less volatile than smaller cap stocks because large companies often have the resources to withstand adverse conditions; however, they may also be slower to react to change.

Income. The ability of the Fund’s equity securities to generate income generally depends on the earnings and the continuing declaration of dividends by the issuers of such securities. If earnings of companies in which the Fund invests are not achieved and dividends are reduced or discontinued, distributions to shareholders from the Fund may drop as well.

PORTFOLIO MANAGEMENT

Investment Advisor

American Fidelity Assurance Company, 2000 N. Classen Boulevard, Oklahoma City, OK 73106, is the Fund’s investment advisor. American Fidelity Assurance Company is an Oklahoma stock life insurance company and is registered as an investment advisor under the Investment Advisers Act of 1940.  American Fidelity Assurance Company was the investment advisor of the Fund’s predecessor from 1968 through 1998.

American Fidelity Assurance Company is responsible for running all of the operations of the Fund, except for those subcontracted to the Fund’s sub-advisors, custodian and pricing service.  Pursuant to an investment advisory agreement, the Fund pays American Fidelity Assurance Company a management and investment advisory fee of 0.50% (on an annual basis) of the average daily net assets of the Fund.  The fee is payable monthly.

American Fidelity Assurance Company has engaged sub-advisors to manage the Fund’s investment portfolio and pays the related sub-advisory fees.  The Fund’s sub-advisors make the day-to-day decisions to buy and sell securities for the Fund, subject to the Fund’s investment policies and any additional restrictions set forth in the sub-advisor’s sub-advisory agreement with the Fund.  Each sub-advisor also is subject to the authority of American Fidelity Assurance Company and the Fund’s board of directors.  Each sub-advisor manages a portion of the Fund’s portfolio using its own investment strategy to achieve the Fund’s investment goals.

Renaissance and WEDGE have served as sub-advisors to the Fund since October 2005.  The Fund retained BM&O as a sub-advisor, effective April 30, 2010, and hired Boston as a sub-advisor, effective May 1, 2013.  Prior to May 1, 2013, the Fund’s assets that are currently managed by Boston Advisors were managed by Quest Investment Management, Inc. (“Quest”), beginning April 30, 2010.

The Fund’s board of directors reviews and must approve annually the investment advisory agreement with the Fund’s investment advisor and the sub-advisory agreements with the sub-advisors.  The Fund’s annual report to shareholders for the period ending December 31, 2012 provides additional information regarding the basis for the Fund’s board of directors approving the investment advisory agreement with American Fidelity Assurance Company and the sub-advisory agreements with the sub-advisors.

Sub-Advisory Fees

The exemptive order discussed above that the Fund received from the SEC exempts the Fund from the requirement that it disclose separately the fees that the Advisor pays to each of the Fund’s sub-advisors.  The exemptive order permits the Fund to disclose (as both a dollar amount and as a percentage of net assets) the aggregate fees paid to the Fund’s four sub-advisors, none of which is an affiliate.  If the Fund hires an affiliated sub-advisor in the future, the Fund will provide separate disclosure of fees paid to the affiliated sub-advisor.

The aggregate fees paid to the sub-advisors by American Fidelity Assurance Company in 2012 in connection with the sub-advisors’ services to the Fund was $769,566, which represents 0.46% of the Fund’s average net assets for that period.  The Fund’s investment advisor, American Fidelity Assurance Company, pays the sub-advisory fees on behalf of the Fund.  If Boston Advisors had been a sub-advisor to the Fund during 2012 in lieu of Quest, then AFA would have paid the sub-advisors $758,936 (0.45% of the Fund’s net assets).

The Fund’s annual report to shareholders for the period ending December 31, 2012 provides additional information regarding the basis for the board of directors approving the sub-advisory agreements.

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.®

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2013

This Statement of Additional Information is not a prospectus, but it relates to the prospectus of American Fidelity Dual Strategy Fund, Inc.® dated May 1, 2013. You may get a free copy of the prospectus or Dual Strategy Fund’s most recent annual and semi-annual reports by contacting Dual Strategy Fund by mail, telephone or e-mail.

write to us at:	call us at:	e-mail us at:
P.O. Box 25520 Oklahoma City, OK 73125-0520	1.800.662.1106	va.help@af-group.com

TABLE OF CONTENTS

Page
Introduction
Investment goals and policies
Management
Investment advisory services	3
Governance policies	10
The Fund’s portfolio	10
Capital stock	12
Federal tax matters	12
Service providers	15
Financial statements	15
Sub-advisors’ proxy voting policies:
Appendix A – Beck, Mack & Oliver LLC
Appendix B – Boston Advisors, LLC
Appendix C – The Renaissance Group LLC (DBA Renaissance Investment Management)
Appendix D – WEDGE Capital Management L.L.P.

Control Persons and Principal Holders of Securities

A shareholder that owns more than 25% of Dual Strategy Fund’s voting securities (shares) may be deemed to be a “control person,” as defined in the Investment Company Act of 1940, of Dual Strategy Fund.  A shareholder that owns more than 5% of Dual Strategy Fund’s shares may be deemed to be a “principal holder,” as defined in the Investment Company Act.

As of April 18, 2013 , American Fidelity Separate Account A, American Fidelity Separate Account B and American Fidelity Separate Account C are the only shareholders of record of Dual Strategy Fund, holding 67%, 31% and 2%, respectively, of the Fund’s voting securities.  Because  Separate Accounts A and B own more than 25% of the Fund’s securities, each of them may be deemed to be a control person of the Fund.  American Fidelity Assurance Company, an Oklahoma life insurance company (“AFA”), holds the Separate Accounts’ assets in its name on behalf of the Separate Accounts.  As such, AFA also may be deemed to be a control person of the Fund.

With regard to matters on which the Fund’s shareholders are entitled to vote, AFA votes the shares held by each of the Separate Accounts in proportion with the instructions it receives from the Fund’s beneficial owners.  None of the Fund's beneficial owners owns more than 5% of the Fund's outstanding equity securities, and none of the Fund's share are beneficially owned by the officers and directors of the Fund.

AFA is wholly owned by American Fidelity Corporation, a Nevada corporation, which is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership (“CELP”).  William M. Cameron and Lynda L. Cameron each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of CELP.  The address of each of the foregoing entities is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.